CVS Health Corporation
One CVS Drive
Woonsocket, RI 02895

April 27, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:	Mr. Jeffrey P. Riedler

Re:	CVS Health Corporation
Registration Statement on Form S-3
(Registration File No. 333-187440)
Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the Registration Statement on Form S-3 (Registration No. 333-187440) (the “Registration Statement”) of CVS Health Corporation (the “Corporation”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, DC time, on May 4, 2015, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Shearman & Sterling LLP, by calling Stephen T. Giove at (212) 848-7325.

The Company acknowledges the following:

•
should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

CVS Health Corporation

/s/ Colleen M. McIntosh

Colleen M. McIntosh
Senior Vice President, Secretary &
Asst. General Counsel

cc:	Alla Berenshteyn, Securities and Exchange Commission
David M. Denton, CVS Health Corporation
Thomas M. Moriarty, CVS Health Corporation
Stephen T. Giove, Shearman & Sterling LLP

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